
March 27, 2019

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069200, Israel

> **Re: InMode Ltd.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 13, 2019**
> **CIK No. 0001742692**

Dear Mr. Mizrahy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 revised March 13, 2019

Revenues, page 52

1. Other than the products named in the second paragraph of this section, please tell us which products contributed to your revenue during the period mentioned in Form 20-F Item 4.B.1 and the percentage of your revenue contributed by those products.

Certain Relationships and Related Party Transactions, page 113

2. We note your deletions in this section. Please ensure that you have provided disclosure for all periods required to be addressed by Form 20-F Item 7.B.

Moshe Mizrahy
InMode Ltd.
March 27, 2019
Page 2

Exhibit Index, page II-5

3.   Please file the 2019 sublicense mentioned in your revision on page 27 and the 2019
        waiver mentioned at the bottom of page 113.

        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Electronics and Machinery

cc: Brian D. Hirshberg